Exhibit 99.1

Managers’ transactions announcement according to article 19 MAR

Biofrontera AG: Managers’ transactions announcement according to article 19 MAR

Leverkusen, Germany (pta025/21.09.2020/16:00) – Announcement

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Dr. Montserrat Foguet Roca

2	Reason for the notification

a)	Position/status	Other person discharging managerial responsibilities

Senior Vice President, Regulatory Affairs and Production

b)	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Biofrontera AG

b)	LEI	391200D6GFSVFGFQTL13

4	Details of the transaction(s)

a)	Description of the financial instrument, type of instrument	Share

	Identification code	DE0006046113

b)	Nature of the transaction	Another

Exercise of options from the employee stock option plan 2015 of Biofrontera AG

Transaction linked to the exercise of share option programmes

c)	Price(s)	Volume(s)

	2.25 EUR	67,500.00 EUR

d)	Aggregated price	Aggregated volume

	2.25 EUR	67,500.00 EUR

e)	Date of the transaction	17.09.2020 UTC+2

f)	Place of the transaction	Outside a trading venue

(end)

emitter:	Biofrontera AG Hemmelrather Weg 201 51377 Leverkusen Germany
contact person:	Investor Relations
phone:	+49 (0) 214 87 63 20
e-mail:	ir@biofrontera.com
website:	www.biofrontera.com
stock exchanges:	regulated market in Dusseldorf, Frankfurt; free market in Munich, free market in Stuttgart; open market in Berlin, Tradegate
ISIN(s):	DE0006046113 (share)
other stock exchanges:	Nasdaq